UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 1-8594

(Check one): ☐ Form 10-K ☐Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2011
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ____________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
PRESIDENTIAL REALTY CORPORATION Full Name of Registrant
Former Name if Applicable
180 South Broadway Address of Principal Executive Office (Street and Number)
White Plains, New York 10605 City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR or Form S-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On January 20, 2011, stockholders of Presidential Realty Corporation (the “Company”) approved a plan of liquidation (“Plan of Liquidation”), which provides for the sale of all of the Company’s assets over time and the distribution of the net proceeds of sale to the stockholders after satisfaction of the Company’s liabilities.  Although the Plan of Liquidation was not approved by the stockholders until January 20, 2011, the Company is applying the liquidation basis of accounting effective January 1, 2011.  Any activity between January 1, 2011 and January 20, 2011 would not be materially different under the going concern basis.  Because of the complexities in changing the Company’s accounting to liquidation basis, the Company has not yet completed such changes and is unable to do so without unreasonable effort or expense before the due date for the Form 10-Q.

PART IV-- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Jeffrey F. Joseph (Name)	914 (Area Code)	948-1300 (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Because of the change to a liquidation basis of accounting, a statement of operations for the quarter ended March 31, 2011 will not be included in the Company’s Form 10-Q for such period.

PRESIDENTIAL REALTY CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 16, 2011	By:	\s\ Jeffrey F. Joseph
Name: Jeffrey F. Joseph
Title: President and Chief Executive Officer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).